Filed by Chamber Street Properties
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Gramercy Property Trust, Inc.
Commission File No.: 001-32248

Chambers Street Properties Q&A Regarding
Announced Merger with Gramercy Property Trust

1.	Why did the Chambers Street Properties (“Chambers Street” or the “Company”) Board of Trustees (the “Board”) commence a process to explore strategic alternatives?
—	The Board of Trustees had been concerned about the Company’s financial and operational performance relative to its peers and the industry for some time.
—	When the Company’s former CEO announced his retirement in November 2014, the Board engaged in a CEO search process which brought the challenges facing Chambers Street into greater focus.
—	Certain challenges included:
▪	Chambers Street’s non-competitive cost of capital was expected to hinder its acquisition program and impede the Company’s ability to offset declining earnings associated with capital recycling.
▪	Core FFO/AFFO could decline as a result of muted growth and anticipated rent roll-downs and costs associated with re-leasing and recycling capital out of suburban office properties.
▪	Identifying new leadership with a proven ability to succeed in this asset class proved challenging.
—	Further, while Chambers Street was engaged in its CEO search, the Company received unsolicited inbound proposals, including a proposal from Gramercy Property Trust (“Gramercy”) that had the potential to address a number of these challenges.
—	In light of these challenges and the potential opportunities available to Chambers Street, the Board determined to undertake a thorough process to explore strategic alternatives in order to identify the best available path to deliver value to shareholders.

2.	Did Chambers Street consider other transactions before deciding to proceed with the proposed transaction?
—	Yes. After first engaging with Gramercy in the winter and spring of 2015 and determining that there was the potential for a transaction that could be advantageous to shareholders, the Board, together with its advisors, conducted an extensive process to explore a range of alternative transactions.
—	The results of this review process convinced the Board that the proposed merger with Gramercy outweighed other reasonably available alternatives in its ability to deliver long-term value to Chambers

Street shareholders. Details around this review process will be disclosed in the proxy statement that will be filed with the SEC and sent to shareholders.
—	The Board is confident that, through this process, it was properly informed of the available alternatives when determining that a Gramercy combination offered the most promising path to realizing shareholder value.

3.	Is Chambers Street being sold? Why is this transaction called a merger of equals?
—	No. Chambers Street is not being sold.
—	Chambers Street and Gramercy are combining in a merger of equals to create the largest industrial/office net lease REIT in the industry.
—	Chambers Street shareholders will continue to own their shares and will continue to benefit from the expected growth of the combined company.
—	Chambers Street shareholders will own approximately 56% of the combined company; Gramercy shareholders will own approximately 44%.
—	The combined company will be led by a board with equal representation from Chambers Street and Gramercy; Chambers Street and Gramercy will each appoint five board members.
—	Charles Black will be the combined company’s non-executive Chairman and Gordon DuGan will be the combined company’s Chief Executive Officer.

4.	Why is the management team drawn largely from Gramercy?
—	The ability to combine the portfolios of the two companies under Gramercy’s world-class management team was one of the principal benefits identified by the Chambers Street Board in determining to proceed with the combination.
—	Since Gordon DuGan became CEO of Gramercy through the date of the merger announcement, he and his team have delivered total shareholder return of more than 140%, making Gramercy the top-performing U.S. REIT over that time period.
▪	Gramercy’s Core FFO per share grew 126% year-over-year from the first quarter of 2014 through the first quarter of 2015.
▪	Gramercy has delivered dividend growth of approximately 43% since its dividends were reinstated in the second quarter of 2014.
—	The Gramercy management team represents the qualities the Board has sought in identifying new leadership for Chambers Street, augmenting the other strategic benefits of the proposed combination.

5.	What are the key benefits of the transaction to Chambers Street shareholders?
—	The combined company, approximately 56% of which will be owned by Chambers Street shareholders, is expected to generate substantial cost-savings and have a significantly enhanced operating platform with improved growth profile.
—	Specifically, the combined company will have:
▪	A seasoned and proven leadership team with strong track record of growing shareholder value and dividends.
▪	A more efficient operating platform: the combined company is expected to realize approximately $15 million in run-rate annual cost synergies by the end of 2016.
▪	Greater size and scale, which is expected to better position the combined company to invest in the platform, withstand adverse market conditions, act more nimbly in recycling and disposing of assets, and compete for larger acquisitions.

▪	A high-quality portfolio with increased portfolio diversification:
o	The combined company’s average remaining lease duration is expected to increase (average lease terms to be extended through asset sales and lease restructuring).
o	No one tenant is expected to account for more than 7.3% of the combined portfolio’s annualized base rent and no one market is expected to account for more than 9% of the combined portfolio’s annualized base rent.
o	The combined portfolio is expected to be 99% leased and the combined company will have a greater number of relationships to release upcoming vacancies.
o	The combined company will have a high level of investment grade tenancy vs. its peers.
▪	Increased financial strength and flexibility that is expected to allow the combined company to more effectively acquire higher quality assets and sell and reposition assets.
o	More cost-effective access to capital will enable to combined company to pursue higher quality and accretive acquisition opportunities.
o	A larger asset base affords flexibility in capital recycling.
o	Lower levels of secured debt allows for cost-efficient repositioning.
▪	More robust asset management capability, which increases the combined company’s ability to effectively handle near-term rent roll-overs and recycle assets to reduce office and suburban exposure while continuing to grow.

6.	Is the implied value of the transaction favorable to Chambers Street’s shareholders?
—	Yes. Chambers Street’s Board of Trustees believes the transaction exchange ratio of 3.1898 is favorable to Chambers Street’s shareholders. The ratio was negotiated based on an “at-market deal” when considering the “unaffected” prices for CSG and GPT shares prior to June 9, 2015.
▪	Prior to the June 9, 2015 Bloomberg News article, which speculated that Chambers Street was considering a potential sale of the Company, Chambers Street’s “unaffected” share price was $7.65 and Gramercy’s share price was $25.40, which implied a 3.32 exchange ratio (which would have been less favorable to Chambers Street shareholders).
▪	The negotiated exchange ratio of 3.1898x is 4% lower (meaning more favorable to Chambers Street shareholders) than the June 9, 2015 unaffected price implied exchange ratio of 3.32.
—	The negotiated exchange ratio of 3.1898x offered to Gramercy is more favorable to Chambers Street shareholders than the comparative value of the two companies over every other historical period leading up to the June 9, 2015 Bloomberg News article. The transaction exchange ratio of 3.1898x is:
▪	7% lower (more favorable to Chamber Street shareholders) than the historical ratio of 3.4139x calculated based on volume weighted average prices (“VWAP”) of the two companies for the 10 days leading up to June 9, 2015.
▪	9% lower than the historical ratio of 3.5078x based on VWAPs of the two companies for the 20 days leading up to June 9, 2015.
▪	10% lower than the historical ratio of 3.5467x based on VWAPs of the two companies for the 30 days leading up to June 9, 2015.
▪	12% lower than the historical ratio of 3.6081x based on VWAPs of the two companies for the 60 days leading up to June 9, 2015.
•	In considering this transaction, Chambers Street’s Board of Trustees also considered several other valuation metrics, including trading levels and multiples, publicly traded peer valuations, and the value of future cash flows of both companies and determined that the negotiated exchange ratio is favorable for shareholders.

7.	What will the dividend be for the combined company?
—	The dividend has not yet been determined for the combined company, but following the close of the transaction, the combined company Board will seek to maintain a dividend policy that optimizes long-term total return to shareholders.
—	The combined company expects its dividend payout ratio to be higher than the current Gramercy payout ratio and lower than the current Chambers Street payout ratio. For reference:
▪	Gramercy’s dividend payout ratio (based on Q1 2015 Core FFO / share divided by Q2 2015 declared dividend / share): 52%
▪	Chambers’ dividend payout ratio (based on Q1 2015 Core FFO / share divided by Q2 2015 declared dividend /share): 72%
•	Gramercy’s strong total shareholder returns include a dividend that has grown approximately 43% since it was reinstated in the second quarter of 2014.

8.	What is the size and source of the synergies and when will they be realized?
—	The combined company is expected to realize approximately $15 million in run-rate annual cost synergies by the end of 2016.
▪	Synergies are expected to come primarily from operating and corporate infrastructure efficiencies.
▪	Approximately $10 million are expected to come from personnel; approximately $5 million from non-personnel.

Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Chambers Street expects to file a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement of Gramercy and Chambers Street that also constitutes a preliminary prospectus of Chambers Street. After the registration statement is declared effective, Gramercy and Chambers Street will mail a definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or Chambers Street may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND CHAMBERS STREET ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Gramercy or Chambers Street through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at 212-297-1000. Copies of the documents filed with the SEC by Chambers Street will be available free of charge on Chambers Street’s website at www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-683-4900.

Gramercy and Chambers Street and their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11,

2015 and other filings filed with the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Gramercy and Chambers Street, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Gramercy and Chambers Street’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “in-creases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Gramercy and Chambers Street from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.

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